Simpson Thacher & Bartlett llp gaikokuho jimu bengoshi jimusho ark hills sengokuyama mori tower 41st floor 9-10, roppongi 1-chome minato-ku, tokyo 106-0032, japan telephone: +81-3-5562-6200 facsimile: +81-3-5562-6202
Direct Dial Number +81-3-5562-6212	E-mail Address acannon@stblaw.com

April 4, 2022

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coincheck Group B.V.

Confidential Submission of the Draft Registration Statement on Form F-4

On behalf of our client, Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”), we hereby submit a draft Registration Statement on Form F-4 (the “Registration Statement”). The Registration Statement relates to a business combination agreement among the Company, Coincheck, Inc., a Japanese corporation (kabushiki kaisha) (“Coincheck”), and Thunder Bridge Capital Partners Ⅳ, Inc., a Delaware corporation and special purpose acquisition company listed on the Nasdaq Global Market (“Thunder Bridge”). Pursuant to the business combination agreement, a Delaware merger subsidiary of the Company will merge with and into Thunder Bridge and holders of shares and warrants of Thunder Bridge will exchange their securities for shares and warrants of the Company. In addition, Monex Group, Inc., a Japanese corporation (kabushiki kaisha) and the controlling shareholder of Coincheck, will cause the outstanding common shares of Coincheck to be exchanged for shares of the Company, making Coincheck an indirect, wholly owned subsidiary of the Company.

The draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis. The Company confirms Coincheck qualifies as, and the Company expects to qualify as, a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) and the Company’s securities have not been previously sold pursuant to an effective registration statement under the Securities Act. In addition, the Company qualifies as an “emerging growth company” as defined in the Securities Act.

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simpson thatcher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws. additional information is available upon request or at www.simpsonthacher.com.
primary qualification: new york

Simpson Thacher & Bartlett llp

gaikokuho jimu bengoshi jimusho

April 4, 2022

Coincheck adopted International Finance Reporting Standards (“IFRS”) for financial reporting purposes from the fiscal year ended March 31, 2021, using a transition date of April 1, 2019. Accordingly, the audited financial statements of Coincheck included in the draft Registration Statement as of and for the year ended March 31, 2021, include the comparative statement of financial position as of April 1, 2019 (the transition date to IFRS), March 31, 2020 and March 31, 2021 in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards.”

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Simpson Thacher & Bartlett llp

gaikokuho jimu bengoshi jimusho

April 4, 2022

If you have any questions regarding the draft Registration Statement, please do not hesitate to contact me at +81-3-5562-6212 (work), +81-80-4886-1776 (mobile) or acannon@stblaw.com (email) or Xochitl Romo at +81-3-5562-6221 (work), +81-80-4349-8069 (mobile) or xochitl.romo@stblaw.com (email).

Very truly yours,

/s/ Alan Cannon
Alan Cannon

Enclosures

cc:	Coincheck Group B.V.

Akira Inoue

Nelson Mullins Riley & Scarborough LLP

Jon Talcott

Peter Strand

KPMG AZSA LLP

Masaaki Nakamura

Takeshi Fujimori

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